The AllianceBernstein Portfolios
Feb-05

Item 77E

Legal Proceedings

As has been previously reported, the staff of the U.S.
Securities and
Exchange Commission (SEC) and the Office of New York Attorney General (NYAG) have been investigating practices in the mutual fund industry identified as market timing and late trading of mutual fund shares. Certain other regulatory authorities have also been conducting investigations into these practices within the industry and have requested that the Adviser provide information to them. The Adviser has been cooperating and will continue to cooperate with all of these authorities.

On December 18, 2003, the Adviser confirmed that it had reached terms with the SEC and the NYAG for the resolution of regulatory claims relating to the practice of market timing mutual fund shares in some of the AllianceBernstein
Mutual Funds. The agreement with the SEC is reflected in an Order of the Commission
(SEC Order). The agreement with the NYAG is memorialized in an
Assurrance of Discontinuance dated September 1, 2004 (NYAG
Order).
Among the key provisions of these agreements are the following:

(i)  The Adviser agreed to establish a $250 million fund
(the Reimbursement
      Fund) to compensate mutual fund shareholders for the adverse effects of market timing attributable to market timing relationships described in the SEC Order. According to the SEC
Order, the Reimbursement
      Fund is to be paid, in order of priority, to fund investors based on (i) their aliquot share of losses suffered by the fund due to market timing, and (ii) a proportionate share of advisory fees paid by such fund during the period of such market timing;

(ii) The Adviser agreed to reduce the advisory fees it receives from some of the
       AllianceBernstein long-term, open-end retail funds until December 31, 2008; and

(iii) The Adviser agreed to implement changes to its governance and compliance procedures. Additionally, the SEC Order and the NYAG
Order
       contemplate that the Advisers registered investment company clients, including the Trust, will introduce governance and compliance changes.

In anticipation of final, definitive documentation of the NYAG Order and effective
January 1, 2004, the Adviser began waiving a portion of its advisory fee. On
September 7, 2004, the terms of the investment advisory agreement were amended as follows:

                   Advisory Fee Rates
                   Prior to January 1,
                   2004

                             Average Daily
                             Net Assets*
Strategy           First $5    Next $2.5    Next $2.5     In Excess
                   Billion     Billion      Billion       of $10
                                                         Billion
Wealth               .95%        .90%           .85%         .80%
Appreciation
Balanced             .75%        .70%           .65%         .60%
Wealth
Wealth               .75%        .70%           .65%         .60%
Preservation
Tax-Managed Wealth   .95%        .90%           .85%         .80%
Appreciation
Tax-Managed          .75%        .70%           .65%         .60%
Balanced Wealth
Tax-Managed Wealth   .75%        .70%           .65%         .60%
Preservation



                   Advisory Fee Rates
                   Effective January 1,
                   2004

                             Average Daily
                             Net Assets*
Strategy           First       Next $2.5    In Excess
                   $2.5        Billion      of $5
                   Billion                  Billion
Wealth               .65%        .55%           .50%
Appreciation
Balanced             .55%        .45%           .40%
Wealth
Wealth               .55%        .45%           .40%
Preservation
Tax-Managed Wealth   .65%        .55%           .50%
Appreciation
Tax-Managed          .55%        .45%           .40%
Balanced Wealth
Tax-Managed Wealth   .55%        .45%           .40%
Preservation

* On an annualized basis

A special committee of the Advisers Board of Directors, comprised of the members of the Advisers Audit Committee and the other independent member of the
Advisers Board, is continuing to direct and oversee an internal investigation and a comprehensive review of the facts and circumstances relevant to the SECs and the NYAGs investigations.

In addition, the Independent Trustees of the Trust (the
Independent Trustees)
have initiated an investigation of the above-mentioned matters with the advice of an independent economic consultant and independent counsel.
The Independent Directors have formed a special committee to supervise the investigation.

On October 2, 2003, a putative class action complaint entitled Hindo et al. v.
AllianceBernstein Growth & Income Fund et al. (the Hindo Complaint) was filed against the Adviser; Alliance Capital Management Holding L.P.; Alliance
Capital Management Corporation; AXA Financial, Inc.; certain of the
AllianceBernstein Mutual Funds, including the Trust; Gerald
Malone; Charles
Schaffran (collectively, the Alliance Capital defendants); and certain other defendants not affiliated with the Adviser. The Hindo Complaint was filed in the
United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Mutual Funds. The Hindo
Complaint alleges that certain of the Alliance Capital defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in late trading and market timing of AllianceBernstein Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of
the Exchange Act, and Sections 206 and 215 of the Advisers Act. Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with the Adviser, including recovery of all fees paid to the Adviser pursuant to such contracts.

Since October 2, 2003, numerous additional lawsuits making factual allegations similar to those in the Hindo Complaint were filed against the Adviser and certain other defendants, some of which name the Trust or the Fund as a defendant. All of these lawsuits seek an unspecified amount of damages. The lawsuits are now pending in the United States District Court for the District of Maryland pursuant to a ruling by the Judicial Panel on Multidistrict Litigation transferring and centralizing all of the mutual fund cases involving market and late trading in the District of Maryland.

As a result of the matters discussed above, investors in the AllianceBernstein
Mutual Funds may choose to redeem their investments. This may require the
AllianceBernstein Mutual Funds to sell investments held by those funds to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the AllianceBernstein Mutual Funds.

The Adviser and approximately twelve other investment management firms were publicly mentioned in connection with the settlement by the SEC of charges that an unaffiliated broker/dealer violated federal securities laws relating to its receipt of compensation for selling specific mutual funds and the disclosure of such compensation. The SEC has indicated publicly that, among other things, it is considering enforcement action in connection with mutual funds disclosure of such arrangements and in connection with the practice of considering mutual fund sales in the direction of brokerage commissions from fund portfolio transactions. The SEC has issued subpoenas to the Adviser , and the NASD has issued requests for information, in connection with this matter and the Adviser has provided documents and other information to the SEC and NASD and is cooperating fully with the investigations. On March 11, 2005, discussions commenced with the NASD that management believes will conclude these investigations.

On June 22, 2004, a purported class action complaint entitled Aucoin, et al. v. Alliance Capital Management L.P., et al. (Aucoin Complaint) was filed against the Adviser, Alliance Capital Management Holding L.P., Alliance Capital Management Corporation, AXA Financial, Inc., AllianceBernstein Investment Research & Management, Inc., certain current and former directors of the AllianceBernstein Mutual Funds, and unnamed Doe defendants. The Aucoin Complaint names certain of the AllianceBernstein mutual funds as nominal defendants. The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by an alleged shareholder of an AllianceBernstein mutual fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from fund assets to broker-dealers in exchange for preferential marketing services,
(ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties.
Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with the Adviser, including recovery of all fees paid to the Adviser pursuant to such contracts, an accounting of all fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

Since June 22, 2004, numerous additional lawsuits making factual allegations substantially similar to those in the Aucoin Complaint were filed against the Adviser and certain other defendants, and others may be filed.

It is possible that these matters and/or other developments resulting from these matters could result in increased redemptions of the Strategies shares or other adverse consequences to the Trust. However, the Adviser believes that these matters are not likely to have a material adverse effect on its ability to perform advisory services relating to the Trust.